UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO  SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 2004

                                       OR


[  ]     TRANSITION REPORT PURSUANT  TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the transition period from            to
                                        ----------    ----------

         Commission file number 33-94154

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

                              REQUIRED INFORMATION



The following financial statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Report of Independent Registered Public Accounting Firm                     6

Financial Statements:

     Statements of Net Assets Available for Benefits as of
        December 31, 2004 and 2003                                          7

     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2004 and 2003                      8

Notes to Financial Statements                                               9

Supplemental Schedule:

     Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2004                                           15

                                   SIGNATURES




The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   FOAMEX L.P. 401(k) SAVINGS PLAN
                                   (Name of Plan)




Dated:  June 24, 2005              By:  /s/ Gregory J. Christian
                                       ------------------------------
                                       Gregory J. Christian
                                       Executive Vice President, General Counsel
                                       and Secretary
                                       Foamex International Inc.

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
            as of and for the years ended December 31, 2004 and 2003
                              SUPPLEMENTAL SCHEDULE
                             as of December 31, 2004
                                       and
             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
Report of Independent Registered Public Accounting Firm                                                         6

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                           7

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2004 and 2003                                                         8

Notes to Financial Statements                                                                                   9

Supplemental Schedule:

     Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2004                                                                               15

             Report of Independent Registered Public Accounting Firm


To the Benefits Committee and Participants of the Foamex L.P. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


June 13, 2005

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                       December 31, 2004    December 31, 2003
                                       -----------------    -----------------
ASSETS
Investments
     Mutual Funds                         $52,188,856         $47,227,501
     Collective Trust Fund                 13,879,256          14,569,746
     Foamex Stock Fund                      4,759,253           5,902,144
     Participant Loans                      4,702,947           4,493,514
                                          -----------         -----------
         Total investments                 75,530,312          72,192,905

Employer contributions receivable             226,902             207,593
                                          -----------         -----------

Total assets                               75,757,214          72,400,498
                                          -----------         -----------

LIABILITIES
Administrative expenses payable                38,681              40,357
                                          -----------         -----------


NET ASSETS AVAILABLE FOR BENEFITS         $75,718,533         $72,360,141
                                          ===========         ===========


                 The accompanying notes are an integral part of
                           the financial statements.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                              Year Ended                   Year Ended
                                                           December 31, 2004            December 31, 2003
                                                           -----------------            -----------------
ADDITIONS
Additions to net assets attributed to:

Investment income
   Interest and dividends                                      $ 2,381,736                  $ 1,553,030

   Net appreciation in fair value of investments                 1,513,383                   12,598,141
                                                               -----------                  -----------

     Total investment income                                     3,895,119                   14,151,171
                                                               -----------                  -----------

Contributions
   Participants                                                  4,734,547                    4,676,696

   Employer                                                        862,031                      856,608

   Rollover                                                         90,976                      157,366
                                                               -----------                  -----------

     Total contributions                                         5,687,554                    5,690,670
                                                               -----------                  -----------

Transfers out, net                                                       -                       (2,560)
                                                               -----------                  -----------

Total additions                                                  9,582,673                   19,839,281
                                                               -----------                  -----------

DEDUCTIONS
Deductions from net assets attributed to:

Benefits paid to participants                                    6,057,309                    7,921,987

Administrative expenses                                            166,972                      169,525
                                                               -----------                  -----------

Total deductions                                                 6,224,281                    8,091,512
                                                               -----------                  -----------

NET INCREASE                                                     3,358,392                   11,747,769

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR            72,360,141                   60,612,372
                                                               -----------                  -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                 $75,718,533                  $72,360,141
                                                               ===========                  ===========



                 The accompanying notes are an integral part of
                           the financial statements.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P. Eligible employees may enter the Plan on the first day of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex
International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS

     Participants may contribute between 1% and 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. In addition, participants who have attained age 50 may make pre-tax contributions that exceed the Internal Revenue Code limitations. The maximum additional annual contribution beginning in 2002 was $1,000 and will increase in $1,000 increments each year through 2006. Participants may also rollover distributions from other qualified plans.

     For most participants, the employer makes a quarterly matching contribution of $.25 for each $1.00 contributed by the participant, up to the first 4% of compensation (the "Company Match"). Participants employed by the employer on the last day of the quarter are eligible to receive the Company Match. For most participants, the employer is required to make an additional quarterly contribution equal to 25% of the participant's contribution invested in the Foamex Stock Fund, up to 4% of eligible pay. Certain union represented employees receive matching contributions in accordance with respective collective bargaining agreements. The Company Match is not available on the additional contributions available to participants who have attained age 50, discussed above. Participant accounts are charged with an allocation of administrative expenses.

     VESTING

     Non-union and some union participants are vested immediately in their contributions and the employer matching contributions plus actual earnings (losses) thereon. Some participants who are members of collective bargaining unions are vested in the employer matching contributions after five years of service. Forfeitures are used to reduce future employer matching contributions. There were no forfeitures during 2004 and 2003.

     PAYMENT OF BENEFITS

     Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their vested account balance, if the value of their vested account balance is less than $5,000. An election to defer the distribution until a later date (but no later than age 70 1/2 unless the participant remains an active employee) can be made for those participants whose account balance exceeds $5,000.

     PARTICIPANT LOANS

     Under certain circumstances, participants may borrow from their vested account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have two loans outstanding at a time. The loans mature from one to five years or up to 20 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a fixed interest rate of prime (as defined) plus 1%. The loan interest rate is established at the inception of the loan according to the Plan provisions.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

     INVESTMENTS

     A separate account is maintained for each  participant.  Investment  income
(loss) of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the funds and in participant loans. Fund descriptions below are from fund summaries and other Plan documents.

     Foamex Stock Fund - A fund that invests solely in Foamex International Inc. common stock. All such shares are purchased on the open market. In addition, the fund invests an amount in short-term investments to facilitate exchanges, withdrawals, loans and disbursements.

     Spartan(R) U.S. Equity Index Fund - A fund that seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stock publicly traded in the United States. The fund normally invests at least 80% of assets in common stocks included in the S&P 500(R), which broadly represents the performance of common stocks publicly traded in the United States. The fund may also lend securities to earn income for the fund.

     Fidelity Growth Company Fund - A fund that seeks capital appreciation. The fund normally invests primarily in common stocks of domestic and foreign issuers that Fidelity Management & Research Company believes offer the potential for above-average growth.

     Fidelity Balanced Fund - A fund that seeks income and capital growth consistent with reasonable risk. The fund normally invests approximately 60% of assets in stocks and other equity securities. The remainder of fund investments is in bonds and other debt securities, including lower-quality debt securities, when the outlook is neutral. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock). The fund may invest in securities of domestic and foreign issuers.

     Fidelity Low-Priced Stock Fund - A fund that seeks capital appreciation. The fund normally invests at least 80% of total assets in low-priced common stock ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies. The fund may invest in securities of domestic and foreign issuers.

     Fidelity Equity-Income II Fund - A fund that seeks reasonable income and also considers the potential for capital appreciation. The fund looks for a yield that exceeds the composite yield of the securities comprising the S&P 500(R) and normally invests at least 80% of total assets in equity securities that are primarily income producing. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic or foreign issuers.

     Fidelity Diversified International Equity Fund - A fund that seeks capital growth. The fund invests primarily in non-U.S. securities, normally in common stocks. Investments are allocated across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

     The Fidelity Freedom Funds(R) are investment options that enable Plan participants to select the fund that best matches his or her expected retirement year. These funds invest in other Fidelity mutual funds to provide various levels of asset allocations. Each Fidelity Freedom Fund(R) is designed to become more conservative over time so participants can stay with the same fund before and after retirement. Approximately five to ten years after the retirement date of each fund below, the targeted asset allocation is 20% domestic stock funds, 40% investment-grade bond funds and 40% in money market funds.

          Fidelity Freedom 2000 Fund - A fund that seeks high total return for those retired between 1998-2002. The fund invests approximately 22% in Fidelity stock mutual funds, 39% in Fidelity bond mutual funds and 39% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2005.

          Fidelity Freedom 2010 Fund - A fund that seeks high total return for those planning to retire between

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     2008-2012. The fund invests approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 10% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2005.

          Fidelity Freedom 2020 Fund - A fund that seeks high total return for those planning to retire between 2018-2022. The fund invests approximately 69% in Fidelity stock mutual funds and 31% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2005.

          Fidelity Freedom 2030 Fund - A fund that seeks high total return for those planning to retire between 2028-2032. The fund invests approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2005.

          Fidelity Freedom 2040 Fund - A fund that seeks high total return for those planning to retire between 2038-2042. The fund invests approximately 87% in Fidelity stock mutual funds and 13% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2005.

     Fidelity Money Market Trust: Retirement Money Market Portfolio - A fund that seeks as high a level of current income as is consistent with the preservation of capital and liquidity. This fund invests in U.S.
dollar-denominated money market securities of domestic and foreign issuers, repurchase agreements, and may also enter into reverse repurchase agreements. The fund also invests more than 25% of total assets in the financial services industry. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency.

     Fidelity Managed Income Portfolio - A fund that seeks to preserve the principal investment, while earning interest income. The fund will try to maintain a stable $1 unit price. The fund is a collective trust (Note 4) and invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities as further described below. A portion of the fund is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. Some investment contracts are structured solely as a general debt obligation of the issuer. Other investment contracts ("wrap contract") are purchased in conjunction with an investment by the fund in fixed income securities, which may include United States Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds.

     PIMCO Total Return Fund-Administrative Class - A fund that seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund invests under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this fund is normally varies within a three-to-six year time frame. The fund invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities. The fund may also invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The fund will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

     Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Adviser Class - A fund that seeks long-term capital growth. The fund invests mostly in common stocks of small- to mid-sized companies with market caps between $1 billion and $10 billion that are growing rapidly and are expected to continue to grow and perform well.

     Janus Worldwide Fund - A fund that seeks long-term capital growth. The fund invests primarily in equity securities of companies of any size located throughout the world, typically from at least five different countries, including the United States. The fund may invest up to 35% of assets in high-yield bonds and may invest up to 15% of assets in illiquid investments. Fund participants were notified on May 7, 2004, that the Janus Worldwide Fund would no longer be available as an investment option. Effective on June 1, 2004, new contributions and exchanges into the Janus Worldwide Fund were no longer be permitted. Contributions that were placed into the Janus Worldwide Fund following June 1, 2004, were automatically transferred to the Fidelity Diversified Fund, discussed below. Effective as of the close of the market on December 31, 2004, all remaining balances in the Janus Worldwide Fund were automatically transferred to the Fidelity Diversified International Fund.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds (fixed income) securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     ADMINISTRATION

     The trustee of the Plan is Fidelity Management Trust Company.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants would become 100% vested in their employer contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION -Fidelity Management Trust Company performs the function of trustee/custodian. Participant loans are stated at their outstanding balances, which approximates fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation, with the exception of the collective trust investments, which are stated at contract value (Note 4).

     Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE   EXPENSES  -   Administrative   expenses,   which   include
recordkeeping, trustee, legal, and other professional fees, were paid by the Plan for 2004 and 2003.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

     PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


3.   INVESTMENTS

     The Plan's investments at December 31, 2004 and 2003 were as follows:

                                                                          2004                 2003
                                                                      -----------          -----------
     Fidelity Equity-Income II Fund (A) (B) (C)                       $21,225,257          $20,010,748
     Fidelity Managed Income Portfolio (A) (B) (C) (D)                 13,879,256           14,569,746
     Fidelity Diversified International Fund (A) (B)                    6,615,216              166,891
     Fidelity Balanced Fund (A) (B) (C)                                 5,918,827            5,293,651
     Spartan(R) U.S. Equity Index Fund (A) (B) (C)                      5,220,843            4,573,349
     Foamex Stock Fund (A) (B) (C)                                      4,759,253            5,902,144
     Fidelity Low-Priced Stock Fund (A)                                 3,308,229            2,331,822
     Fidelity Retirement Money Market Portfolio (A)                     2,823,037            3,038,075
     Fidelity Growth Company Fund (A)                                   1,973,296            1,447,842
     PIMCO Total Return Fund-Administrative Class                       1,871,873            1,797,634
     Morgan Stanley Institutional Fund Trust -
       Mid Cap Growth Portfolio Adviser Class                           1,061,039              665,303
     Fidelity Freedom 2010 Fund (A)                                       810,506              441,477
     Fidelity Freedom 2020 Fund (A)                                       793,102              689,457
     Fidelity Freedom 2030 Fund (A)                                       306,014              220,674
     Fidelity Freedom 2000 Fund (A)                                       143,954               81,701
     Fidelity Freedom 2040 Fund (A)                                       117,663              130,217
     Janus Worldwide Fund (C)                                                   -            6,338,660
     Participant Loans (B) (C)                                          4,702,947            4,493,514
                                                                      -----------          -----------
       Total                                                          $75,530,312          $72,192,905
                                                                      ===========          ===========

(A)  Party-in-Interest.
(B) 2004 investment balance is greater than 5% of net assets available for benefits as of December 31, 2004.
(C) 2003 investment balance is greater than 5% of net assets available for benefits as of December 31, 2003.
(D)  See Note 4.

     The change in values of the Plan's investments during 2004 and 2003 are listed below. Value changes include both realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year.

                                                     Increase (Decrease)
                                                  2004                2003
                                               ----------          -----------
     Mutual Funds                              $3,021,339          $ 9,255,013
     Common Stock (Foamex Stock Fund)          (1,507,956)           3,343,128
                                               ----------          -----------
       Net increase                            $1,513,383          $12,598,141
                                               ==========          ===========

4.   COLLECTIVE TRUST FUNDS

     The Plan was a party to benefit-responsive investment contracts in 2004 and 2003. The Fidelity Managed Income Portfolio (Note 1) is in the form of a collective trust. Collective trusts are credited with the earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is reported in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There is no immediate recognition of investment gains and losses on certain fixed income securities investments. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.04% and 4.47% for 2004 and 2003, respectively.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     There are no reconciling items between amounts reported in the 2004 and 2003 financial statements to amounts reported on Form 5500.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service totaled $160,014 and $171,415 during 2004 and 2003, respectively. In addition, among the Plan's investments is the Foamex Stock fund, which consists of Foamex International Inc. stock. As discussed in Note 1, the Plan sponsor is an indirect majority-owned subsidiary of Foamex International Inc.

7.   INCOME TAX STATUS

     On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan and related trust met the requirements of Section 401 of the Internal Revenue Code (the "Code") and was exempt from federal income taxes under Section 501(a) of the Code. The Plan was amended and restated effective as of January 1, 2001. On March 14, 2002, the Internal Revenue Service issued a determination letter that the amended and restated Plan and related trust meets the requirements of Section 401 of the Code and is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan is being operated in accordance with the provisions of the Plan and of the Code. Therefore, no provision for income taxes has been recorded.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
         SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             as of December 31, 2004

Party-in-                                                                             Fair
Interest   Description of Investment                                                  Value
---------  -------------------------                                               -----------
  *        Fidelity Equity-Income II Fund                                          $21,225,257

  *        Fidelity Managed Income Portfolio                                        13,879,256

  *        Fidelity Diversified International Fund                                   6,615,216

  *        Fidelity Balanced Fund                                                    5,918,827

  *        Spartan(R) U.S. Equity Index Fund                                         5,220,843

  *        Foamex Stock Fund                                                         4,759,253

  *        Fidelity Low-Priced Stock Fund                                            3,308,229

  *        Fidelity Retirement Money Market Portfolio                                2,823,037

  *        Fidelity Growth Company Fund                                              1,973,296

           PIMCO Total Return Fund-Administrative Class                              1,871,873

           Morgan Stanley Institutional Fund Trust
              Mid Cap Growth Portfolio Adviser Class                                 1,061,039

  *        Fidelity Freedom 2010 Fund                                                  810,506

  *        Fidelity Freedom 2020 Fund                                                  793,102

  *        Fidelity Freedom 2030 Fund                                                  306,014

  *        Fidelity Freedom 2000 Fund                                                  143,954

  *        Fidelity Freedom 2040 Fund                                                  117,663

           Participant loans, maturing through 2024 at an annual
             interest rate of prime plus 1%.  During 2004, interest
             rates ranged from 5.00% to 10.50%                                       4,702,947
                                                                                   -----------

       Total investments                                                           $75,530,312
                                                                                   ===========

*      Party-in-interest investment


    See accompanying Report of Independent Registered Public Accounting Firm.

            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in the registration statement (No. 33-94154) on Form S-8 of Foamex International Inc. of our report dated June 13, 2005, with respect to the statements of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Foamex L.P. 401(k) Savings Plan.


/s/ KPMG LLP

Philadelphia, Pennsylvania
June 13, 2005